November 25, 2011

BY EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C.  20549

Re:       Comment Letter dated October 26, 2011

            Braskem S.A.

            Form 20-F for Fiscal Year Ended December 31, 2010

            Filed June 10, 2011

            File No. 1-14862

Dear Mr. Cash:

This letter is to advise you that we are continuing to work on the responses to your letter dated October 26, 2011 requesting additional information pertaining to the above-referenced filing. Our responses to some of the issues raised by your letter have required more extensive analysis of some of the respose than we had anticipated and we require additional time to provide a complete analysis of the questions raised by your letter. We expect to provide responses to your letter on or prior to December 9, 2011.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Marcela Aparecida Drehmer Andrade

Marcela Aparecida Drehmer Andrade

Chief Financial Officer

Braskem S.A.

cc:       Tricia Armelin

            Anne McConnell

                        Securities and Exchange Commission